                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

               LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.

                               One Commerce Square
                               2005 Market Street
                             Philadelphia, PA 19103

                                  June 2, 2005

                         SPECIAL MEETING OF SHAREHOLDERS
            YOUR VOTE IS IMPORTANT AND YOUR COOPERATION IS REQUESTED

DEAR SHAREHOLDER:

We previously  sent you proxy  materials for the Special Meeting of Shareholders of Lincoln National Convertible  Securities Fund, Inc. (the "Company") which was convened on June 2, 2005. The meeting has been adjourned  until June 16, 2005 to permit the additional solicitation of proxies.

We have not yet  received  your  proxy  for this  important  meeting.  Since the meeting will be reconvened in just two short weeks, please vote today. Telephone and  internet  voting  options  are  available  as  described  in  the  enclosed materials.

                                 MERGER PROPOSAL

The meeting has been  called to approve a  transaction  that will result in your
Company being  acquired by the Delaware  Dividend  Income Fund, an open-end fund that is a  series  of  Delaware  Group  Equity  Funds V. If  approved,  you will receive,  in  exchange  for your  shares in the  Company,  Class A Shares of the
Delaware Dividend Income Fund equal in value to the aggregate net asset value of your shares in the Company.  Your Board of Directors recommends a vote "FOR" the merger proposal.

                             YOUR VOTE IS IMPORTANT

Please be certain that your shares are represented and voted. You may vote today by telephone or internet as described in your mailing package. You also may vote
by  signing,   dating  and  promptly   returning  the  enclosed   proxy  in  the
postage-paid,  envelope provided. Your vote is very important, so please vote at your earliest convenience.

We appreciate your participation and continued support.

                                                  Sincerely,

                                                  /s/PATRICK P. COYNE
                                                  PATRICK P. COYNE
                                                  PRESIDENT

                                    IMPORTANT

Prompt voting will save your Company additional  solicitation costs. If you have any questions or need assistance,  please call D. F. King & Co., Inc., which is assisting your Company, toll-free, at 1-800-549-6746.